Teva to Present New Respiratory Data at the 2016 Academy of Allergy, Asthma and Immunology
Annual Meeting

Positive Data Reported For Teva’s Targeted Biologic; and Pediatric Data on Breath-Actuated,
Dry-Powder Short-Acting Beta-Agonist (SABA) Inhaler

JERUSALEM, March 3, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that five company-sponsored abstracts will be presented at the 2016 Academy of Allergy, Asthma and Immunology (AAAAI) Annual Meeting in Los Angeles, California on March 4-7, 2016.

Teva will present results from several analyses of data from the pivotal Phase III clinical trial program for reslizumab, an investigational humanized anti-interleukin-5 (IL-5) monoclonal antibody (mAb) for add-on maintenance treatment of severe asthma with an eosinophilic phenotype. The first oral presentation will highlight results from an analysis that examined the effect of reslizumab on clinical asthma exacerbations in patients with chronic sinusitis and/or nasal polyps in addition to inadequately controlled asthma and elevated blood eosinophils. The second oral session will present results from a pooled analysis that evaluated the efficacy of reslizumab in patients aged 65 years and older with asthma and elevated blood eosinophils. The poster presentation will highlight further analysis of quality of life data in patients with inadequately controlled asthma and elevated blood eosinophils treated with reslizumab.

Additional data to be presented include two poster presentations of pediatric data on ProAir RespiClick® (albuterol sulfate) Inhalation Powder, a breath-actuated, multi-dose, dry-powder, short-acting beta-agonist (SABA) inhaler. Among the presentations is a dose-ranging efficacy and safety study in which the treatment was compared to both albuterol hydrofluoroalkane (HFA) Inhalation Aerosol and placebo in pediatric patients (ages 4-11) with asthma.

“The AAAAI Annual Meeting provides Teva with an exciting opportunity to showcase the important work being done to support our goal of bringing additional options, such as reslizumab and ProAir RespiClick®, to asthma patients,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “This data highlights our continued commitment to developing medicines, technologies and solutions to help address the unmet needs of patients across the spectrum of respiratory diseases.”

The following Teva-sponsored data will be presented at the 2016 AAAAI Annual Meeting:

Reslizumab

•	#283: Efficacy of reslizumab with asthma, chronic sinusitis with nasal polyps and elevated blood eosinophils

This abstract will be presented during the Asthma Featured Biologics session from 2:15 PM to 2:30 PM on Saturday, March 5, 2016

•	#44: Improvements in asthma quality of life questionnaire (AQLQ) domains with reslizumab in patients with inadequately controlled asthma and elevated blood eosinophils

This abstract will be presented as a poster during the Asthma Therapy I: Biologics session from 9:45 AM to 10:45 AM on Saturday, March 5, 2016

•	#284: Efficacy of reslizumab in older patients ( 65 years) with asthma and elevated blood eosinophils: results from a pooled analysis of two phase 3, placebo-controlled trials

This abstract will be presented during the Asthma Featured Biologics session from 2:30 PM to 2:45 PM on Saturday, March 5, 2016

ProAir® RespiClick (albuterol sulfate) Inhalation Powder

•	#681: Dose ranging efficacy and safety study of albuterol multidose dry powder inhaler (MDPI) vs albuterol hydrofluoroalkane (HFA) and placebo MDPI in children with asthma

This abstract will be presented via poster from 9:45 AM to 10:45 AM on Monday, March 7, 2016

•	#686: Efficacy and safety of albuterol multidose dry powder inhaler (MDPI) versus placebo in children with asthma

This abstract will be presented via poster from 9:45 AM to 10:45 AM on Monday, March 7, 2016

All abstracts have been published in an online supplement to the February issue of The Journal of Allergy and Clinical Immunology.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Reslizumab
Reslizumab is an investigational humanized interleukin-5 (IL-5) antagonist IgG4K monoclonal antibody (mAb), for add-on maintenance treatment of severe asthma in patients with an eosinophilic phenotype. IL-5 is the most selective eosinophil cytokine known and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. Reslizumab binds to human IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation. Reslizumab has been submitted to and is currently under review by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) and Health Canada.

About ProAir® RespiClick (albuterol sulfate) Inhalation Powder
ProAir® RespiClick (albuterol sulfate) Inhalation Powder is indicated in patients 12 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

Important Safety Information

Do not use ProAir® RespiClick (albuterol sulfate) Inhalation Powder if you are allergic to albuterol sulfate, lactose, or milk proteins. Report any red, itchy bumps on your skin, swelling around the lips or eyes, or rash to your healthcare professional.
If your symptoms become significantly worse when you use ProAir® RespiClick, seek medical attention immediately. This may indicate either a worsening of your asthma or a reaction to the medication. Either of these could be life-threatening.
Do not increase your dose or take extra doses of ProAir® RespiClick without first talking to your healthcare professional.
Before using ProAir® RespiClick, be sure to tell your healthcare professional if you have a heart, blood, thyroid or seizure disorder, high blood pressure, diabetes, are pregnant or planning to become pregnant, or are breastfeeding or planning to breastfeed.
ProAir® RespiClick can cause significant heart-related side effects, such as an increase in pulse, blood pressure and/or related symptoms. If you have a heart condition, your healthcare professional will determine if ProAir® RespiClick is right for you.
Make sure your healthcare professional knows all the medicines you are taking – especially other inhaled medicines, other asthma medicines, heart and blood pressure medicines and drugs that treat depression – because some medicines may interfere with how well your asthma medicines work.
Common side effects in patients taking ProAir® RespiClick include back pain, body aches and pains, upset stomach, sinus headache, and urinary tract infection.

Please click here for Full Prescribing Information

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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